

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 18, 2010

<u>Via U.S. Mail and Fax</u>
Mr. Timothy T. Yates
Executive Vice President and
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

>   **RE: Monster Worldwide, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 24, 2010**
>   **File No. 1-34209**

Dear Mr.Yates:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Asset Impairment, page 38

1. We note that as of December 31, 2009 goodwill accounted for 51% of your total assets. We also note that you reported 36% declines in revenue, and 89% and 107% declines in operating income in your "Career - North America" and "Career - International" segments, respectively, for the year ended December 31, 2009 as compared to the prior year. In this regard, please explain to us the how you were able to conclude that goodwill was not impaired when you performed your annual goodwill impairment test for fiscal 2009.

2. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

   • Percentage by which fair value exceeded carrying value as of the most recent step-one test;
   • Amount of goodwill allocated to the unit;
   • Description of the methodology used to determine fair value;
   • Description of key assumptions used and how the key assumptions were determined; and
   • Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Item 8. Financial Statements and Supplementary Data
14. Income Taxes, page 70

3. We note during the third and fourth quarters certain statute of limitations expired, resulting in a $38.7 million reversal of accrued tax attributable to uncertain tax positions. Please explain to us the nature of the uncertain tax positions and circumstances surrounding the timing of the expirations, including the jurisdictions and the dates of the expired statute of limitations.

4. Regarding the $38.7 million benefit recognized as a result of the lapse in the statute of limitations for certain unrecognized tax benefits, you are required to provide transparent disclosure concerning unrecognized tax benefits when it is reasonably possible that they will significantly increase or decrease within 12 months of the reporting date. We believe such disclosure should have been provided in your 2008 financial statements regarding the lapse of the statue of limitations in 2009, please advise. If applicable, you should revise your financial statement footnote to fully comply with FASB ASC 740-10-50-15d with respect to any significant changes that may take place during 2010. Also disclose the tax years that remain subject to examination by major tax jurisdictions pursuant to ASC 740-10-50-15e. Provide a comprehensive, forward looking discussion in MD&A of the potential impact of any significant changes in unrecognized tax benefits on your future results of operations or explain to us why such disclosure is not necessary.

Definitive Proxy
Summary Compensation Table, page 24

5. We note that all the named executive officers, except Mr. Iannuzzi, received discretionary non-cash bonuses for their contributions during 2009 paid on March 24, 2010. We note the description of these bonuses in your Compensation Discussion and Analysis and in footnote 12 to the Summary Compensation Table. Since these amounts were known at the time of disclosure, it is not clear why these amounts were not reported under Bonus in the table. It does not appear that reliance upon Instruction 2 to Item 402(c)(2)(iv) is appropriate since none of these named executive officers elected to forgo their cash bonuses in lieu of restricted stock. Please advise.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director